October 2007	Preliminary Terms No. 397
Registration Statement No. 333-131266
Dated October 12, 2007
Filed pursuant to Rule 433
Structured Investments
Opportunities in Interest Rates
Senior Notes due 2019 – Fixed Rate Conversion Notes
One Time Issuer Conversion Right into LIBOR Floating Rate Notes
Global Medium Term Notes, Series F
We, Morgan Stanley, will issue the notes initially as fixed rate notes, which will pay interest semi-annually at a rate of       % per annum (to be determined on the pricing date).  On October 23, 2009, we may elect to exercise our coupon conversion right to convert the notes in whole, and not in part, so that instead of paying a fixed rate of interest semi-annually, the notes will pay interest quarterly at the floating rate of 3 Month U.S. Dollar LIBOR plus 1.00% per annum.  If we decide to exercise our coupon conversion right, we will give you notice at least 10 business days before the conversion date.
We describe the basic features of these notes in the accompanying prospectus under the captions “Description of Debt Securities—Fixed Rate Debt Securities” and “Description of Debt Securities—Floating Rate Debt Securities” and in the accompanying prospectus supplement under the caption “Description of Notes,” subject to and as modified by the provisions described below.
SUMMARY TERMS
Issuer:		Morgan Stanley
Aggregate principal amount:		$ . We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Stated principal amount:		$1,000 per note
Issue price:		The notes will be issued at varying prices related to prevailing market prices at the time of the sale or otherwise.
Pricing date:		October , 2007
Original issue date:		October 23, 2007
Interest accrual date:		October 23, 2007
Maturity date:		October 23, 2019
Interest rate:
      % per annum (the “fixed interest rate”), to be determined on the pricing date.

If, however, the issuer exercises its coupon conversion right on October 23, 2009, interest will thereafter be payable at the floating rate of 3 Month U.S. Dollar LIBOR plus 1.00% per annum (the “floating interest rate”).   The floating interest rate will be reset on each interest payment date.

Interest payment period:		Semiannually. If, however, the issuer exercises its coupon conversion right on October 23, 2009, interest will thereafter be paid quarterly.
Interest payment dates:
Each April 23 and October 23, beginning April 23, 2008; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

If, however, the issuer exercises its coupon conversion right on October 23, 2009, interest will thereafter be paid quarterly on each January 23, April 23, July 23 and October 23; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:		30/360 If, however, the issuer exercises its coupon conversion right on October 23, 2009: Actual/360
Coupon conversion:
On the conversion date, we may elect to convert the notes in whole, and not in part, so that instead of paying interest semi-annually at the fixed interest rate, the notes will pay interest quarterly at the floating interest rate on each interest payment date following the conversion date.

If we decide to exercise the coupon conversion right, we will give you at least 10 business days notice before the conversion date.

Conversion date:		October 23, 2009
Specified currency:		U.S. dollars
Trustee:		The Bank of New York
Calculation agent:		The Bank of New York
Denominations:		$1,000 / $1,000
CUSIP:		61745EUS8
Book-entry or certificated note:		Book-entry
Business day:		New York
Agent:		Morgan Stanley & Co. Incorporated
Agent’s commissions:		Agent’s Commissions	Proceeds to Company
	Per Note	0.50%	99.50%
	Total	$	$

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll free (866) 477-4776.

You may access these documents on the SEC web site at www.sec.gov as follows:
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

Fixed Rate Conversion Notes due 2019
One Time Issuer Conversion Right into LIBOR Floating Rate Notes

Risk Factors
The market price of the notes prior to the conversion date will be influenced by the issuer’s right to convert the notes to a floating interest rate in light of then-prevailing market interest rates

While several factors will influence the value of the notes in the secondary market, we expect that prior to the conversion date, prevailing market interest rates, our right to convert the notes to a floating interest rate and with the time remaining to the conversion date will together affect the value of the notes more than any other factors.  We have the sole right to decide whether to exercise our coupon conversion right and our decision will depend on movements in market interest rates compared to the notes’ fixed interest rate.  We are more likely to exercise our coupon conversion right and pay the floating interest rate if market interest rates fall below the fixed interest rate at the time of the conversion date.  As a result, decreases in market interest rates below the fixed interest rate initially paid on the notes may not increase the value of the notes as the notes would more likely be converted to a floating interest rate if such lower interest rates continue to prevail at the time of the conversion date.  Conversely, if market interest rates rise above the fixed interest rate, we are less likely to exercise our coupon conversion right.  In these circumstances, you would not receive those higher market interest rates for the remaining term of the notes and the value of the notes would likely decline as a result.

Supplemental Information Concerning Plan of Distribution
We expect to deliver the notes against payment therefore in New York, New York on October 23, 2007, which will be the         scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

United States Federal Income Taxation
Although the treatment of the notes for U.S. federal income tax purposes is not clear, we intend to treat, and pursuant to the terms of the notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the notes for all tax purposes as debt instruments not subject to the Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”).  Assuming this characterization is respected, interest paid on a note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of accounting for U.S. federal income tax purposes.  Gain or loss realized on the sale, exchange or retirement of a note will generally be capital gain or loss and will be long term capital gain or loss if at the time of sale, exchange or retirement the note has been held for more than one year.

If the Internal Revenue Service were successful in asserting that the Contingent Debt Regulations applied to the notes, the timing and character of income thereon would be significantly affected.  Among other things, a U.S. Holder would be required to accrue original issue discount (regardless of the U.S. Holder’s method of accounting) on the notes every year at a “comparable yield” determined at the time of their issuance, which is based on our cost of borrowing.  Accruals will be subject to certain adjustments, as noted in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Optionally Exchangeable Notes — Adjustments to Interest Accruals on the Notes.”  We do not believe that the “comparable yield” would be higher than the fixed interest rate paid on the notes.  Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale or other disposition of the notes (other than gain realized after the lapse of our coupon conversion right) would generally be treated as ordinary income.  U.S. investors should read the section of the accompanying prospectus supplement called “United States Federal

October 2007	Page 2

Fixed Rate Conversion Notes due 2019
One Time Issuer Conversion Right into LIBOR Floating Rate Notes

Taxation — Tax Consequences to U.S. Holders — Optionally Exchangeable Notes” for additional information regarding the tax treatment of notes subject to the Contingent Debt Regulations and consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”  Non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

October 2007	Page 3